UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

EXPLANATORY NOTE
On January 27, 2026, Amer Sports, Inc. (the “Company”) issued a press release, a copy of which is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX
The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit Number	Description

99.1	Press Release dated January 27, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:    /s/ Andrew E. Page____________________
Name:    Andrew E. Page
Title:    Chief Financial Officer, Interim President & CEO of Wilson
Date: January 27, 2026